

UNITED STATES
SECURITIES AND EXCHANGE COMM...........
Washington, D.C. 20549



11018710

ROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
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hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
14

REPORT FOR THE PERIOD BEGINNING___01-01-10_____ AND ENDING___12-31-10_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXCESSNET, LLC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE CRANBERRY HILL, STE 6
                                   (No. and Street)

LEXINGTON   MA   02421
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EYAL SHAVIT   (781) 674-1010
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
                    (Name – if individual, state last, first, middle name)

 306 MAIN STREET, STE 400   WORCESTER   MA   01608
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __EYAL SHAVIT__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AXCESSNET, LLC__ _____ , as of __DECEMBER 31__ _____, 20_10____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

STEPHANIE A. KLAGES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 5, 2012

_____
Notary Public

_____
Signature

_____
Managing Member
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
AxcessNet, LLC
Lexington, Massachusetts

We have audited the accompanying statements of financial condition of AxcessNet, LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of operations and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AxcessNet, LLC at December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 17, 2011

AXCESSNET, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2010	2009
Cash	$ 16,506	$ 19,296
Prepaid administrative fees	-	60,000
Total assets	$ 16,506	$ 79,296

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued liabilities	$ 8,561	$ 9,000
Members' equity	7,945	70,296
Total liabilities and members' equity	$ 16,506	$ 79,296

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2010	2009
Revenues:		
Success fees	$ 42,000	$ 98,497
Investment advisory fees	75,000	30,000
Interest income	12	852
Total revenues	117,012	129,349
Expenses:		
Administrative fees	180,000	240,000
Research and marketing	35,000	-
Payroll	-	89,180
Payroll taxes	-	8,053
Employee benefits	-	11,333
Professional fees	9,519	16,412
Computer and office expenses	1,680	8,842
Regulatory fees	1,950	1,898
Travel and selling	283	344
Telephone	-	985
Insurance	364	514
Miscellaneous	567	881
Total expenses	229,363	378,442
Net loss	(112,351)	(249,093)
Members' equity - beginning	70,296	96,389
Members' contributions	50,000	343,000
Members' distributions	-	(120,000)
Members' equity - ending	$ 7,945	$ 70,296

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2010	2009
Operating activities:		
Net loss	$ (112,351)	$ (249,093)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	-	2,737
Prepaid administrative fees	60,000	(40,000)
Accounts payable and accrued liabilities	(439)	953
Net cash used in operating activities	(52,790)	(285,403)
Investing activities:		
Repayment of note receivable	-	30,167
Financing activities:		
Members' contributions	50,000	343,000
Members' distributions	-	(120,000)
Net cash provided by financing activities	50,000	223,000
Net decrease in cash	(2,790)	(32,236)
Cash - beginning	19,296	51,532
Cash - ending	$ 16,506	$ 19,296

The accompanying notes are an integral part of the financial statements

AXCESSNET, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

(1) ORGANIZATION AND NATURE OF BUSINESS

Nature of Business:
AxcessNet, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides strategic consulting and advisory services to its clients and facilitates in procuring introductions and relationships for private placements of securities, business combinations, mergers or acquisitions, and other financing transactions. The Company's clients include domestic and foreign companies, with a concentration in Israeli companies in the information technology industry.

Organization:
The Company is organized as a limited liability company (LLC). The terms of the LLC operating agreement limit the members' liability for losses, debts and obligations to their equity contributions. The members may be liable to the Company to the extent of previous distributions made to them in the event that the Company does not have sufficient assets to discharge its liabilities. The Company does not have a formal termination date, although there are events described in the operating agreement that would cause immediate dissolution.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:
At times, cash on deposit with financial institutions is in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Accounts Receivable and Revenue Recognition:
Success fees are recognized upon the successful completion of private placements of securities, mergers, acquisitions or other financing transactions. Investment advisory, other fees and interest income are recognized when earned and collectability is reasonably assured.

Accounts receivable are recorded at cost less an allowance for doubtful accounts, if necessary. Management evaluates the collectability of accounts receivable based on the current credit conditions of its clients. There were no receivables at December 31, 2010 and 2009.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. The members are responsible for reporting their share of the Company's net earnings (losses) on their individual income tax returns. Therefore, no provision for income taxes is reflected in these financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal and State Income Taxes (Continued):
The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Massachusetts. There are no tax returns currently under examination by tax authorities. However, the tax years ended after 2006 remain open for examination by taxing authorities. These examinations would include reviews of tax filing positions and consideration of the timing and amounts of revenue and deductions reported.

The Company evaluates any uncertain tax positions to assess whether the tax positions are "more likely than not" to be sustained upon examination by tax authorities. A liability would be recognized for any entity level tax on an excess benefit claimed, or expected to be claimed, along with related interest and penalties. Management believes there are no such excess benefits as of December 31, 2010.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) BUSINESS RELATIONSHIPS AND REVENUES

Business development and strategic consulting agreements define the terms under which success and advisory fees may be earned. Revenues earned under the terms of these agreements were from two customers in both 2010 and 2009. Revenues from one of these customers represented 36% and 77% of total revenues in 2010 and 2009, respectively, and the remaining 64% and 23% was from a different unrelated customer in each of 2010 and 2009, respectively.

(4) RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with a related party that provides the Company with office space, telecommunications, information technology, executive and other administrative services for a monthly fee, adjusted periodically for increases or decreases in services and expenses. The related party is a corporation with common ownership and whose operations are similar to those of the Company. Administrative fees charged to expense in 2010 and 2009 totaled $180,000 and $240,000, respectively. Prepaid administrative fees at December 31, 2009 related to these fees. In addition, the Company paid $35,000 to this related party for research and marketing services in 2010.

(5) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $5,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2010	2009
Aggregate indebtedness	$ 8,561	$ 9,000
Net capital	$ 7,945	$ 10,296
Ratio of aggregate indebtedness to net capital	1.08 to 1	0.87 to 1

(6) SUBSEQUENT EVENTS

Management has evaluated subsequent events from the balance sheet date through February 17, 2011, the date these financial statements were available to be issued, and has determined that there are no subsequent events to be reported or disclosed.

AXCESSNET, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital:
Total members' equity $ 7,945

Aggregate indebtedness:
Accounts payable and accrued liabilities $ 8,561

Computation of basic net capital requirement:
Minimum net capital required $ 5,000

Excess net capital using 120% of minimum net capital requirement $ 1,945

Ratio: Aggregate indebtedness to net capital   1.08 to 1

Reconciliation with Company's computation (included in
Part II A of Form X-17A-5 as of December 31, 2010):

Net capital, as reported in Company's Part II A
(unaudited) FOCUS report $ 11,445

Audit adjustment to accrue additional other expense   (3,500)

Net capital per the preceding $ 7,945

See independent auditors' report

AXCESSNET, LLC
SUPPLEMENTAL SCHEDULE UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

SEC Rule 15c3-3 - Customer Protection - Reserves and Custody of Securities

The Company is exempt from the SEC Rule 15c3-3 Customer Protection - Reserves and Custody of Securities pursuant to paragraph (k)(2)(ii). Therefore, the supplemental schedules of "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3" have not been included in the financial statement disclosures.

See independent auditors' report

UNITED ST
SECURITIES AND EXCHA
Washington, D.C. 20549

RECEIVED
FEB 2 4 2011
211

Form X-17A-5 FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

AXCESSNET, LLC. 13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE CRANBERRY HILL, STE 6 20
(No. and Street)

LEXINGTON [21]   MA [22]   02421 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-66402 [14]
FIRM I.D. NO.
130883 [15]
FOR PERIOD BEGINNING (MM/DD/YY)
10-01-10 [24]
AND ENDING (MM/DD/YY)
12-31-10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EYAL SHAVIT 30

(Area Code) — Telephone No.
(781)   674-1010 [31]
OFFICIAL USE

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____22nd_____ day of __FEBRUARY__ 2011

Manual signatures of:

1)_____
Principal Executive Officer or Managing Partner

2)_____
Principal Financial Officer or Partner

3)_____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C. | 70 |

ADDRESS

306 MAIN STREET	71	WORCESTER	72	MA	73	01608	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States
or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AXCESSNET, LLC.			N 3		100

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12-31-10 | 99
SEC FILE NO. | 98
Consolidated | 198
Unconsolidated | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 16,506	200			$ 16,506	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430				850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535		735		930
12.	TOTAL ASSETS	$ 16,506	540	$	740	$ 16,506	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AXCESSNET, LLC.	as of 12-31-10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$		1045	$	1255 ▾13	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other	▾10		1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other			1205		1385		1685
18. Notes and mortgages payable:							
A. Unsecured		8,561	1210			8,561	1690
B. Secured			1211 ▾12		1390 ▾14		1700
19. E. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders▾9 $ ____ 970							
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 980							
B. Securities borrowings, at market value from outsiders $ ____ 990					1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders $ ____ 1000							
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010							
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 8,561	1230	$	1450	$ 8,561	1760

Ownership Equity

			Total	
21. Sole Proprietorship		▾15 $		1770
22. Partnership (limited partners)	▾11 ($ ____ 1020)		7,945	1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital				1793
D. Retained earnings				1794
E. Total				1795
F. Less capital stock in treasury	▾16 (			1796
24. TOTAL OWNERSHIP EQUITY		$	7,945	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	16,506	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AXCESSNET, LLC.	as of 12-31-10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ **7,945** [3480]
2. Deduct ownership equity not allowable for Net Capital .... ▼19 ( ) [3490]
3. Total ownership equity qualified for Net Capital .... **7,945** [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... ▼17 $ _____ [3540]
   B. Secured demand note delinquency .... _____ [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... _____ [3600]
   D. Other deductions and/or charges .... _____ [3610] ( ) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... ▼20 $ **7,945** [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Exempted securities .... ▼18 _____ [3735]
      2. Debt securities .... _____ [3733]
      3. Options .... _____ [3730]
      4. Other securities .... _____ [3734]
   D. Undue Concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] ( ) [3740]

10. Net Capital .... $ **7,945** [3750]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
AXCESSNET, LLC.	as of	12-31-10

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	....	$ 571	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	....	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	....	$ 5,000	3760
14. Excess net capital (line 10 less 13)	....	$ 2,945	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	....	$ 1,945	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	....	$ 8,561	3790
17. Add:			
A. Drafts for immediate credit	.... $		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	.... $		3810
C. Other unrecorded amounts (List)	.... $	$	3820 / 3830
19. Total aggregate indebtedness	....	$ 8,561	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	.... %	107.75	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	.... %	107.75	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	....	$ N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	....	$ N/A	3880
24. Net capital requirement (greater of line 22 or 23)	....	$ N/A	3760
25. Excess net capital (line 10 less 24)	....	$ N/A	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	....	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   AXCESSNET, LLC.

For the period (MMDDYY) from₂₄ 10-1-10 `3932` to 12-31-10 `3933`
Number of months included in this statement _____3_____ `3931`

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ `3935`
   b. Commissions on listed option transactions .... ₂₅ _____ `3938`
   c. All other securities commissions .... _____ `3939`
   d. Total securities commissions .... _____ `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ `3945`
   b. From all other trading .... _____ `3949`
   c. Total gain (loss) .... _____ `3950`
3. Gains or losses on firm securities investment accounts .... _____ `3952`
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ `3955`
5. Revenue from sale of investment company shares .... _____ `3970`
6. Commodities revenue .... _____ `3990`
7. Fees for account supervision, investment advisory and administrative services .... _____ `3975`
8. Other revenue .... 37,506 `3995`
9. Total revenue .... $ 37,506 `4030`

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ `4120`
11. Other employee compensation and benefits .... _____ `4115`
12. Commissions paid to other broker-dealers .... _____ `4140`
13. Interest expense .... _____ `4075`
    a. Includes interest on accounts subject to subordination agreements .... _____ `4070`
14. Regulatory fees and expenses .... 1,950 `4195`
15. Other expenses .... 103,572 `4100`
16. Total expenses .... $ 105,522 `4200`

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ (68,016) `4210`
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ `4222`
    a. After Federal income taxes of .... _____ `4338`
20. Extraordinary gains (losses) .... _____ `4224`
    a. After Federal income taxes of .... _____ `4239`
21. Cumulative effect of changes in accounting principles .... _____ `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (68,016) `4230`

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ 52,000 `4211`

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   12-31-10

For the period (MMDDYY) from 10-01-10   to 12-31-10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 30,965	4240
A. Net income (loss)			(68,016)	4250
B. Additions (Includes non-conforming capital of	$ 45,000	4262)	45,000	4260
C. Deductions (Includes non-conforming capital of	$ 4	4272)	4	4270
2. Balance, end of period (From item 1800)			$ 7,945	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AXCESSNET, LLC.		as of 12-31-10

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | X | 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm $_{30}$ _____ | 4335 | | 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ ____ 4600	NONE 4601	4602	4603	4604	4605
$_{32}$ ____ 4610	NONE 4611	4612	4613	4614	4615
$_{33}$ ____ 4620	NONE 4621	4622	4623	4624	4625
$_{34}$ ____ 4630	NONE 4631	4632	4633	4634	4635
$_{35}$ ____ 4640	NONE 4641	4642	4643	4644	4645

Total $ $_{36}$ _____ 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
     1.   Equity Capital
     2.   Subordinated Liabilities
     3.   Accruals

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA
David J. Mayotte, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Members
AxcessNet, LLC

In planning and performing our audit of the financial statements of AxcessNet, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

ASSOCIATED WORLDWIDE WITH  NETWORKING FOR BUSINESS

The Members
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 17, 2011

AXCESSNET, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

AXCESSNET, LLC

TABLE OF CONTENTS

DECEMBER 31, 2010 AND 2009

Facing Page

Oath or Affirmation